September 8, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.

Offering Statement on Form 1-A

Filed August 12, 2022

File No. 024-11964

Dear Ms. Woo,

We acknowledge receipt of comments in your letter of September 6, 2022 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Part I, Item 4, Summary Information, page 1

1.	Please revise Part I, Item 4 of the Form 1-A to include the number of Series E shares already outstanding.

The Company has amended Part I, Item 4 to include the number of Series E shares already outstanding.

Directors, Executive Officers, and Significant Employees, page 26

2.	Please expand your biographical disclosures regarding James “Buck” Jordan, Kevin Morris and Ray Anderson to address their connection with Graze, Inc., Nommi, Inc. and any other companies for which they currently serve as officers or directors. Include a risk factor that addresses any conflicts of interest that these officers or employees have as a result of holding key positions in several companies simultaneously and indicate the average number of hours per week or month each person works or is anticipated to work. Refer to Item 10 of Form 1-A.

The Company has amended its disclosure to include additional details and a risk factor on the concurrent roles of certain officers and directors.

Compensation of Directors and Executive Officers, page 27

3.	Please provide the aggregate annual compensation of your directors as a group for your last completed fiscal year, and specify the total number of directors in the group. Refer to Form 1-A, Part II, Item 11(b).

The Company has amended its disclosure to include a statement regarding compensation of directors as a group.

Security Ownership of Management and Certain Security Holders, page 28

4.	Please revise the beneficial ownership table to include all directors and officers as a group. Refer to Form 1-A, Part II, Item 12(a)(1).

The Company has amended its disclosures to include the relevant ownership for officers and directors as a group for each class of the Company’s capital stock.

Exclusive Jurisdiction, page 35

5.	Please clarify your exclusive forum provision as it relates to claims under the Securities Act and Exchange Act. Article 12 of your Seventh Amended and Restated Certificate of Incorporation indicates that claims under Securities Act and the Exchange Act are carved out from your exclusive forum provision. The risk factor on page 11 indicates that the exclusive forum provision is meant to apply to all federal securities laws claims. ("We intend for this forum selection provision to also apply to claims brought under federal securities law.") On page 35, you indicate that Securities Act claims are subject to the exclusive forum provision, but Exchange Act claims are excluded from the exclusive forum clause. Please revise and clarify.

The Company has amended its disclosure to clarify the application of the exclusive forum provision to claims under federal securities law.

Signatures, page F-1

6.	Please update your signatures to include the signatures of a majority of the members of your board of directors.

The Company has amended its offering statement to include the signatures of a majority of its board of directors.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101